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                                                                    EXHIBIT 99.3

                                                           FOR IMMEDIATE RELEASE
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                                                    Contact:  C. Kirk Rhein, Jr.
                                             President & Chief Executive Officer
                                                                    212/888-0347


                  DANIELSON HOLDING AND MIDLAND FINANCIAL FILE
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                       PRELIMINARY JOINT PROXY STATEMENT
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      New York City - April 25,1996

      Danielson Holding Corporation (DHC-AMEX) announced today that Danielson and Midland Financial Group, Inc. (MDLD-NASDAQ) filed a preliminary joint proxy statement with the Securities and Exchange Commission (SEC) on April 24, 1996, as previously contemplated, in connection with the companies' recently announced merger agreement. The filing, which was made on a confidential basis, is subject to review by the SEC. A definitive joint proxy statement/prospectus, which will be publicly available, will be filed with the SEC as soon as practicable following the companies' receipt of final SEC comments on the preliminary joint proxy statement and their submission of responses. Danielson continues to anticipate filing, at approximately the same time as the definitive joint proxy statement/prospectus, a registration statement with respect to the public offering of its stock in connection with the merger agreement.

      As previously announced, Danielson and Midland have signed a merger agreement pursuant to which Danielson will acquire all of the outstanding stock of Midland in a merger transaction. The purchase price will be 1.6 times the 1995 year-end book value of Midland (or a purchase price of $14.50 per Midland share, based upon Midland's 1995 year-end book value of $9.06 per share). As part of the transaction, Danielson will make a $30 million capital contribution to Midland at the closing.

      The consideration to be received by the Midland shareholders will be paid 50% in cash, 40% in DHC non-convertible preferred stock having a market dividend rate, and 10% in DHC common stock to be valued based upon a trading average prior to the closing date. Danielson will finance the cash portion of the purchase price and the $30 million capital contribution with the net proceeds of an underwritten public offering of DHC common stock to raise approximately $80 million, which will close concurrently with the acquisition. Danielson's public offering will be made as soon as possible and currently is anticipated to occur during the second quarter of 1996.

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      The closing of the transaction is subject to various conditions, including approvals by the shareholders of both companies, the receipt of regulatory approvals, and financing. No assurance can be given that the conditions to the transaction can be satisfied or that the transaction will be completed. The public offering to be made by Danielson in connection with the merger transaction will be made after receipt of shareholder approval of the transaction and will be made only by means of a prospectus.

      Danielson Holding Corporation is an American Stock Exchange listed company, engaging in financial services businesses through its subsidiaries, including specialty insurance and trust services.

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